UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	55 employees
Assets Under Management (6/30/09)	$27.4 billion
US large cap equities *(limited capacity)*	$14.4 billion (Longleaf Partners Fund $6.9 billion)
US small cap equities *(closed)*	$2.0 billion (Longleaf Partners Small-Cap Fund $2.0 billion)
International equities	$2.8 billion (Longleaf Partners International Fund $2.0 billion)
Global equities	$8.1 billion
Japan equities	$0.1 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Reuters
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 6/30/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®
3

Research/Portfolio Management Team Research Analysts/Fund Portfolio Managers Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Andrew McDermott London Josh Shores Memphis Ken Siazon Singapore/Tokyo Client Portfolio Managers Jim Barton Memphis Tim Cook London Gwin Griesbeck London Lee Harper Memphis Frank Stanley Memphis Gary Wilson Memphis See appendix for full biographies. 4

Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. •Stocks represent ownership in a business enterprise. •Every business enterprise has a value. •With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: •It protects capital from significant loss over the long-term. •It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business Good People •Understandable •Honorable and Trustworthy ·Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF ·Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 Market Price/Share $30 $20 $10 Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000+ Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case 40 2+ analysts scrutinize Good Business/People management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction Pay 60% of intrinsic value to ensure a • Concentrate in 18-22 most qualified names wide margin of safety for adequate diversification Own competitively advantaged • Manage portfolio exposure: companies — Normal position size 5% with Partner with high quality management occasional overweights Own financially sound companies — Stock ownership typically <15% Invest for the long-term (turnover — 3 name limit in same industry averages 20%) · Hold cash if no qualifying investments Research team makes decisions • Comply with individual client guidelines Devil’s Advocate role • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners Fund Information Top 10 Holdings at 6/30/09 Portfolio Details at 6/30/09 Dell 11.0% IPO 4/8/87 Liberty Media Entertainment 7.9% Assets $6.9 billion DIRECTV 7.4% # of Securities 17 Chesapeake Energy 7.4% YTD Expense ratio 0.93% Walt Disney 5.8% YTD Turnover 20% NipponKoa 5.4% Wtd. market cap $19.5 billion Yum! Brands 4.8% Symbol LLPFX Marriott 4.5% Net Asset Value $19.45 Philips 4.3% Cemex 4.0% 12

Longleaf Partners Fund Performance

Periods ending 6/30/09, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**-33.3%**	**-20.1%**	**14.1%**	**213.4%**	**521.3%**	**747.3%**
Inflation + 10%	8.5%	81.0%	228.9%	488.8%	1012.6%	1413.4%
S&P 500	-26.2%	-10.7%	-20.1%	173.1%	346.4%	426.2%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**-33.3%**	**-4.4%**	**1.3%**	**7.9%**	**9.6%**	**10.1%**
Inflation + 10%	8.5%	12.6%	12.7%	12.6%	12.8%	13.0%
S&P 500	-26.2%	-2.2%	-2.2%	6.9%	7.8%	7.8%

This material should be preceded or accompanied by a Prospectus. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

Southeastern Asset Management, Inc.®

13

Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 6/30/09

Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.0%	-13.3%	1998	14.3%	28.6%
1988	35.2%	16.6%	1999	2.2%	21.0%
1989	23.3%	31.7%	2000	20.6%	-9.1%
1990	-16.4%	-3.1%	2001	10.3%	-11.9%
1991	39.2%	30.5%	2002	-8.3%	-22.1%
1992	20.5%	7.6%	2003	34.8%	28.7%
1993	22.2%	10.1%	2004	7.1%	10.9%
1994	9.0%	1.3%	2005	3.6%	4.9%
1995	27.5%	37.6%	2006	21.6%	15.8%
1996	21.0%	23.0%	2007	-0.4%	5.5%
1997	28.3%	33.4%	2008	-50.6%	-37.0%
			YTD	23.9%	3.2%

**Partial year, initial public offering 4/8/87*

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five, and ten year period ended June 30,2009 are as follows: Longleaf Partners Fund,-33.3%, -4.4%, and 1.3%; S&P 500 Index,-26.2%, -2.2%, and -2.2%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

14

Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued E. Andrew McDermott Vice President Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo. B.A. (History) Princeton University, 1992 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 16

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Tim Cook **Vice President**
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

SOUTHEASTERN ASSET MANAGEMENT, INC.®
17

Appendix — Biographies Client Portfolio Managers Continued Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 18

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Tim Cook tcook@llpf.com Lee Harper lharper@llpf.com Gwin Griesbeck ggriesbeck@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 19

Longleaf Partners Small-Cap Fund

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (6/30/09)	$27.4 billion
US large cap equities *(limited capacity)*	$14.4 billion (Longleaf Partners Fund $6.9 billion)
US small cap equities *(closed)*	$2.0 billion (Longleaf Partners Small-Cap Fund $2.0 billion)
International equities	$2.8 billion (Longleaf Partners International Fund $2.0 billion)
Global equities	$8.1 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®
2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Reuters
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 6/30/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

3

Research/Portfolio Management Team Research Analysts/Fund Portfolio Managers Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Andrew McDermott London Josh Shores Memphis Ken Siazon Singapore/Tokyo Client Portfolio Managers Jim Barton Memphis Tim Cook London Gwin Griesbeck London Lee Harper Memphis Frank Stanley Memphis Gary Wilson Memphis Full biographies begin on page 15. 4

Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. •Stocks represent ownership in a business enterprise. •Every business enterprise has a value. •With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: •It protects capital from significant loss over the long-term. •It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business Good People •Understandable •Honorable and Trustworthy ·Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF ·Current Liquidation Value •Comparable Business Sales

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 Market Price/Share $30 $20 $10 Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000 + Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case 40 2+ analysts scrutinize Good Business/People management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction • Pay 60% of intrinsic value to ensure a • Concentrate in 18-22 most qualified names wide margin of safety for adequate diversification • Own competitively advantaged • Manage portfolio exposure: companies — Normal position size 5% with • Partner with high quality management occasional overweights • Own financially sound companies — Stock ownership typically <15% • Invest for the long-term (turnover — 3 name limit in same industry averages 20%) • Hold cash if no qualifying investments • Research team makes decisions • Comply with individual client guidelines • Devil’s Advocate role • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners Small-Cap Fund Information Top 10 Holdings at 6/30/09 Portfolio Details at 6/30/09 tw Telecom 7.6% IPO 2/21/89 Fairfax Financial 7.4% Assets $2.0 billion Washington Post 6.0% # of Securities 20 Fair Isaac 5.5% YTD Expense ratio 0.97% Service Corps International 5.3% YTD Turnover 13.9% Pioneer Natural Resources 5.2% Wtd. market cap $2.4 billion Wendy’s/Arby’s 4.9% Symbol LLSCX Olympus 4.9% Net Asset Value $16.35 Everest Re 4.8% Discovery Communications 4.8% 12

Longleaf Partners Small-Cap Fund Performance

Periods ending 6/30/09, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**-29.0%**	**-4.4%**	**55.8%**	**312.0%**	**453.4%**
Inflation + 10%	8.5%	81.0%	228.9%	488.8%	1085.7%
Russell 2000	-25.0%	-8.2%	26.5%	158.9%	337.2%

Annualized Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**-29.0%**	**-0.9%**	**4.5%**	**9.9%**	**8.8%**
Inflation + 10%	8.5%	12.6%	12.7%	12.6%	12.9%
Russell 2000	-25.0%	-1.7%	2.4%	6.6%	7.5%

This material should be preceded or accompanied by a Prospectus. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

13

Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.5%	10.6%	1999	4.1%	21.3%
1990*	-30.1%	-19.5%	2000	12.8%	-3.0%
1991*	26.3%	46.0%	2001	5.5%	2.5%
1992	6.9%	18.4%	2002	-3.7%	-20.5%
1993	19.8%	18.9%	2003	43.9%	47.3%
1994	3.7%	-1.8%	2004	14.8%	18.3%
1995	18.6%	28.5%	2005	10.8%	4.6%
1996	30.6%	16.5%	2006	22.3%	18.4%
1997	29.0%	22.4%	2007	2.8%	-1.6%
1998	12.7%	-2.6%	2008	-43.9%	-33.8%
			6/30/09	12.1%	2.6%

 # Partial year, initial public offering on 2/21/89 – 12/31/89

**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Small-Cap Fund and its respective benchmark for the one, five, and ten year period ended June 30,2009 are as follows: Longleaf Partners Small-Cap Fund,-29.04%, -0.90%, and 4.53%; Russell 2000 Index,-25.01%, -1.71%, and 2.38%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued E. Andrew McDermott Vice President Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo. B.A. (History) Princeton University, 1992 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 16

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Tim Cook **Vice President**
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

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Appendix — Biographies Client Portfolio Managers Continued Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 18

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Tim Cook tcook@llpf.com Lee Harper lharper@llpf.com Gwin Griesbeck ggriesbeck@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 19

Longleaf Partners International Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	55 employees
Assets Under Management (6/30/09)	$27.4 billion
US large cap equities *(limited capacity)*	$14.4 billion (Longleaf Partners Fund $6.9 billion)
US small cap equities *(closed)*	$2.0 billion (Longleaf Partners Small-Cap Fund $2.0 billion)
International equities	$2.8 billion (Longleaf Partners International Fund $2.0 billion)
Global equities	$8.1 billion
Japan equities	$0.1 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Reuters
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 6/30/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

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Research Analysts/Fund Portfolio Managers Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Andrew McDermott London Josh Shores Memphis Ken Siazon Singapore/Tokyo Client Portfolio Managers Jim Barton Memphis Tim Cook London Gwin Griesbeck London Lee Harper Memphis Frank Stanley Memphis Gary Wilson Memphis See appendix for full biographies.

Investment Philosophy Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. ·Stocks represent ownership in a business enterprise. •Every business enterprise has a value. •With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: •It protects capital from significant loss over the long-term. •It allows for large reward when the value is recognized.

Security Selection Criteria Good Business Good People •Understandable •Honorable and Trustworthy •Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF •Current Liquidation Value •Comparable Business Sales

Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security.

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly

Research Process # of companies Participants 4,000 + Worldwide Universe: Market Caps over $500 million Understandable Business with Individual 2,000 Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case 40 Good Business/People 2+ analysts scrutinize management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction • Pay 60% of intrinsic value to ensure a • Concentrate in 18-22 most qualified names wide margin of safety for adequate diversification • Own competitively advantaged • Manage portfolio exposure: companies — Normal position size 5% with • Partner with high quality management occasional overweights • Own financially sound companies — Stock ownership typically <15% • Invest for the long-term (turnover — 3 name limit in same industry averages 20%) • Hold cash if no qualifying investments • Research team makes decisions • Comply with individual client guidelines • Devil’s Advocate role • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners International Fund Information Top 10 Holdings at 6/30/09 Portfolio Details at 6/30/09 NipponKoa Insurance 8.3% IPO 10/26/98 Fairfax Financial Holdings 7.6% Assets $2.0 billion ACS Actividades 7.6% # of Securities 18 Cheung Kong 7.4% YTD Expense ratio 1.7% Genting Berhad 6.8% YTD Turnover 5.2% Olympus 5.8% Wtd. market cap $10.6 billion Japan Petrol 5.0% Symbol LLINX Cemex 5.0% Net Asset Value $11.66 Yum! Brands 4.9% Dell 4.9%

International Equity Performance

Longleaf Partners International Fund performance for periods ending 6/30/09, net of fees

	Cumulative Total Return				Annualized Return			
				IPO				IPO
	1 year	5 years	10 years	(10/26/98)	1 year	5 years	10 years	(10/26/98)
LLIN	**-27.1%**	**0.3%**	**77.9%**	**137.7%**	**-27.1%**	**0.1%**	**5.9%**	**8.5%**
Inflation + 10%	8.5%	81.0%	228.9%	258.%	8.5%	12.6%	12.7%	12.7%
MSCI EAFE	-31.4%	12.1%	12.4%	27.7%	-31.4%	2.3%	1.2%	2.3%

A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

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International Equity Performance

Longleaf Partners International Fund Yearly Performance, net of fees as of 6/30/09

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
YTD	5.14%	7.95%

**Partial year, initial public offering 10/26/98*

A Prospectus should precede or accompany this information. Average annual total returns for the Longleaf Partners International Fund and its benchmark for the one, five, and ten year period ended June 30, 2009 are as follows: Longleaf Partners International Fund, -27.1%, 0.1%, 5.9%; EAFE, -31.4, 2.3%, 1.2%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Southeastern sometimes hedges currency for Longleaf Partners International Fund. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Current performance of Longleaf Partners International Fund may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which should be read carefully before investing to learn about the investment objectives, management fees, expenses, and risks of the Longleaf Partners International Fund.

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Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued E. Andrew McDermott Vice President Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo. B.A. (History) Princeton University, 1992 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 16

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Tim Cook **Vice President**
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

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Appendix — Biographies Client Portfolio Managers Continued Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 18

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Tim Cook tcook@llpf.com Lee Harper lharper@llpf.com Gwin Griesbeck ggriesbeck@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 19